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                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                            SCHEDULE 13D

               UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. 2)*

                      Mortgage and Realty Trust
                          (Name of Issuer)

                      Common Stock, $1.00 Par Value
                     (Title of Class of Securities)

                               619088206
                             (CUSIP Number)

     Heine Securities Corporation, 51 John F. Kennedy
Parkway
  Short Hills, NJ 07078 (201) 912-2152 ATTN: Bradley
Takahashi
         (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)

                          September 29, 1995
                (Date of Event which Requires Filing
                           of this Statement)



If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /__/.

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

               (Continued on the following page(s))
                      Page 1 of 4 Pages
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CUSIP No. 619088206          13D          Page 2 of 4 Pages


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Heine Securities Corporation

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  __
     Not Applicable                          (a) /__/
                                             (b) /__/

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     AF, WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS  __
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)         /__/

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE

NUMBER OF      7    SOLE VOTING POWER
SHARES              5,611,049 (See Items 2 and 5)
BENEFICIALLY   8    SHARED VOTING POWER
OWNED BY            None (See Items 2 and 5)
EACH           9    SOLE DISPOSITIVE POWER
REPORTING           5,611,049 (See Items 2 and 5)
PERSON         10   SHARED DISPOSITIVE POWER
WITH                None (See Items 2 and 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON         5,611,049 (See Items 2 and 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES* /__/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     49.98%

12   TYPE OF REPORTING PERSON*

     IA
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CUSIP No. 619088206          13D         Page 3 of 4 Pages


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Michael F. Price

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  __
     Not Applicable                          (a) /__/
                                             (b) /__/

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS  __
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)         /__/

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES

NUMBER OF      7    SOLE VOTING POWER
SHARES              NONE    (See Items 2 and 5)
BENEFICIALLY   8    SHARED VOTING POWER
OWNED BY            5,611,049 (See Items 2 and 5)
EACH           9    SOLE DISPOSITIVE POWER
REPORTING           NONE (See Items 2 and 5)
PERSON         10   SHARED DISPOSITIVE POWER
WITH                5,611,049 (See Items 2 and 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON         5,611,049 (See Items 2 and 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES* /__/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     49.98%

12   TYPE OF REPORTING PERSON*

     IN
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Item 5 Interest in Securities of the Issuer of the

previously filed Amendment 1 to Schedule 13D is hereby

amended by deleting the language "... the beneficial owner

of approximately 5,965,583 shares of the Common Stock

representing approximately 53.1% of the outstanding shares

of the Issuer ...." and replacing it with "...the beneficial owner of approximately 5,611,049  shares of the Common Stock representing approximately 49.98% of the outstanding shares

of the Issuer ...."




                         Signatures


          After  reasonable inquiry and to the  best  of  my

knowledge  and  belief, I certify that the  information  set forth in this statement is true, complete and correct.


Date:  October 30, 1995


                              Michael F. Price
                              President
                              Heine Securities Corporation




                              By:___________________________
                                 Michael F. Price




                              ___________________________
                                Michael F. Price